UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                 Amendment No. 4


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section of 12(b) or (g) of the Securities Exchange Act of 1934


                            WIGWAM DEVELOPMENT, INC.
                 (Name of Small Business Issuers in its charter)


              Delaware                                          95-4735252
    State of other jurisdiction of                           (I.R.S. Employer
    Incorporation or organization)                        Identification Number)


       1438 Black Brant Place
       Parksville,  BC  Canada                                    V9P 2A3
(Address of principal executive offices)                       (Postal Code)


                                 (250) 752-5851
                           (Issuer's Telephone Number)


          Securities to be registered under section 12(b) of the Act:

                                      None

          Securities to be registered under section 12(g) of the Act:

                        Common Stock, $0.0001 par value
                                (Title of Class)
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GENERAL

Wigwam Development, Inc. ("the Company") is voluntarily filing this Form 10-SB registration statement to enhance investor protection, to make information concerning our business plan, including financials, available to the public as well as our existing and potential investors and to provide information if a trading market commences. We intend to continue to file all interim and periodic reports as required under Section 13(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and by the Securities and Exchange Commission (SEC) in order to stay in compliance with all applicable securities rules and regulations relating to reporting companies. The Company is also filing this registration statement on a voluntary basis to comply with prerequisites for listing of our securities for public trading on the over-the-counter Electronic Bulletin Board ("OTCBB"). Under current National Association of Security Dealers ("NASD") rules, in order for a company to become listed on the OTCBB, it must be a reporting company under the Exchange Act.

REORGANIZATION OR SIMILAR PROCEEDINGS

There have been no material reclassifications, mergers, acquisitions, joint ventures since inception nor any that are probable in the near future of the Company.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS OF THE ISSUER

Wigwam Development, Inc. ("the Company") was incorporated in the State of Delaware on July 20, 1998. Wigwam Development, Inc.'s ("the Company," "Company," "Our," "our," "We," "we,") is a development stage company involved in the business of providing consulting and supporting services to individuals and companies that are in the start-up phase of operations of restaurant establishments. The Company plans to implement and offer its consulting services in all specialized areas for the creation, development and ongoing management of a restaurant establishment. This will include consulting in the areas of concept development and design, menu and product development, alcoholic beverage licensing, and manager training.

The mission of the Company is to create a profit by offering consulting services in the various functions that must be considered and coordinated to ensure a complete and successful program for taking the restaurant establishment from design concept to operational status. These services will be offered to potential clients that will allow the client to access (and pay for) only the levels and types of support in opening or expanding a restaurant establishment that they require.

Our initial sources of revenue are expected to be derived from the following consulting services:

- Concept Development and Design
- Menu and Product Development
- Alcohol Beverage Licensing
- Manager and Employee Training Services

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As of the date of this registration statement we have not commenced any operations or begun to offer any of the above-mentioned services. These are the services we intend to provide whenever, if ever, we are able to commence full-scale operations. To date all of our efforts and limited resources have been spent on developing our business plan, seeking outside investment capital, and organizing preliminary meetings with prospective clients. We will not be able to begin executing our business plan until we raise sufficient capital. At this time we estimate we need at least $300,000 in investment capital to commence full-scale operations and begin executing our business plan.

Our independent auditors have issued a "going concern" opinion which raises substantial doubts to our ability to remain in business, much less properly execute our business plan and ever achieve profitability, without securing any new investment capital.

BUSINESS STRATEGY

Our business strategy is to develop and administer various consulting services and training programs for start-up restaurant and on-going restaurant establishments. Our initial sources of revenue are expected to be derived from the following services:

- Concept Development and Design

The Company will offer start-up and on-going restaurant custom consulting packages that will yield the best possible design concept for restaurant venues geared specifically to the client's needs in obtaining optimum business viability. These consulting packages will offer custom management systems and business plans, site selection, design, functional layouts, menu and recipes and graphic design. We project these services will account for approximately 50% of our overall revenues.

- Menu and Product Development

The Company will also offer consulting services in the menu and product development area including the following types of assignments: creation of new concept menus, pricing analysis and strategy, strategic menu analysis, consumer research on products, menu expansion/repositioning, competitor product studies, new product marketing programs, value engineering and food cost reduction plans, new product test kitchen work and development of ongoing research and development systems. It will be the Company's objective to assist clients in the menu and product areas at several levels: develop entire menus for new concepts; work with operators to revise or expand menu offerings in fulfillment of strategic business goals and offer product improvement. We project these services will account for approximately 20% of our overall revenues.

- Alcohol Beverage Licensing

The Company will offer its consulting services to assist restaurant establishments in obtaining alcohol beverage licenses, complete feasibility studies outlining issues and requirements when applying for license, and assist customers in resolving existing problems for alcohol beverage license applications. We anticipate these services will account for approximately 10% of our overall revenues.

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- Manager and Employee Training Services

The Company intends to offer on-site manager and employee training services targeted at the single unit restaurant operation or for new restaurant properties preparing for their grand opening. We plan providing group training sessions within the actual restaurant for all of the employees, including servers, bartenders and kitchen staff. We project these services will account for approximately 20% of our overall revenues.

Our services will be offered independently to each client. Should the client wish to avail themselves of a variety of the services we intend to offer, and then we might offer the services in a package deal with a nominal discount. We have developed the following focal points and strategies we anticipate sharing with our clients as an inclusive part of our consulting services:

- Create a dining environment that is geared specifically to client's needs in obtaining optimum business viability.

- Provide superior dining service so that client's guests will return by providing interesting, high quality entrees and drinks.

- Provide guest services to our clients, whereby training, monitoring and emphasizing consideration of their guests needs to ensure their guests have a positive experience and leave wanting to return again.

The consulting market for concept design, menu development and training consists largely of consultants who are former restaurant owners or managers themselves.

GEOGRAPHICAL AREA

It is the Company's plan to offer its restaurant consulting and supporting services including concept development and design, menu and product development, alcohol and beverage licensing service and manager and employee training services initially in the western United States including Washington, Oregon and California and in British Columbia, Canada. The Company has not determined when or if it will expand its consulting and supporting services to other geographical areas in the United States and Canada.

OPERATIONS AND MANAGEMENT

Our ability to effectively assist our clients in concept design, menu development, alcohol licensing and managing an operation including high volume restaurant facilities is critical to our overall success. In order to maintain quality and consistency at each of our clients' restaurant properties from initial design to complete operational status, we must carefully assist their personnel and properly advise their establishment of, and adherence to, high standards relating to personnel performance, food and beverage preparation, and equipment and maintenance of the facilities.

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We plan on advising our clients in the following areas:

- Concept Development and Design. We will offer initial concept development and design consulting services for restaurants facilities. These consulting packages will offer custom management systems and business plans and include advisory services for site selection, design, functional layouts, menu and recipes and graphic design.

- Menu and Product Development. The company will also offer consulting services in the menu and product development area including the following types of assignments: creation of new concept menus, pricing analysis and strategy, strategic menu analysis, and menu expansion/repositioning. The Company will utilize outside research and consulting services to assist clients in preparing competitor products studies, consumer research on products, new product marketing programs, value engineering, food cost reduction plans, new product test kitchen work and development of ongoing research and development systems.

- Alcohol Beverage Licensing. The Company will offer its consulting service to assist restaurant establishments in obtaining alcohol beverage licenses, complete feasibility studies outlining issues and requirements when applying for a license, and assist customers in resolving existing problems for alcohol beverage license applications.

- Manager and Employee Training Services. The Company intends to offer on-site manager and employee training services targeted at the single unit restaurant operation or for new restaurant properties preparing for their grand opening. We plan providing group training sessions within the actual restaurant for all of the employees, including servers, bartenders and kitchen staff.

The Company's initial source of revenue is expected to be derived from various consulting services, such as Concept Development and Design, Menu and Product Development, Alcohol Beverage Licensing, and Manager and Employee Training Services. The Company plans on recognizing revenue when services are provided. The Company's fee structure that it will charge its customers will be based on
(1) an hourly rate for specific consulting projects to assist for specific areas of support that is needed in the dining (2) set fees for specific consulting services as agreed upon with the client regarding dining and entertainment set-up and operations. At this time, the Company has determined no hourly rate or set fees. The Company will recognize revenue when services on contracts are provided.

MARKETING, ADVERTISING AND PROMOTION

Our marketing strategy is aimed at attracting clientele through more traditional and direct marketing avenues. We will focus on building a reputation among small restaurant businesses and expand into larger regional and, eventually national restaurants firms.

Initially, we will rely on management's personal contacts in the industry to market our services. These contacts are comprised primarily of former co-workers in the restaurant industry consisting of servers, bartenders, managers, general managers and owners. Because on-site management usually determines and makes recommendations to corporate offices or the independent restaurant owner regarding menu and beverage services and training and what needs to be done to

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maximize restaurant sales, we intend to focus on renewing and cultivating our relationships at this level in seeking clientele. The Company anticipates spending approximately 4 months and $10,000 ($2,500 per month) on this phase of our marketing efforts.

In addition, the Company plans to market its consulting services via an on-line web site. The Company's website www.wigwamdevelopment.com is currently under development and will describe its restaurant consulting and supporting services, general information about the Company and provide contact information. The website will be used solely for marketing purposes and attracting potential customers. We anticipate spending approximately 5 months and $15,000 ($3,000 per month) on this phase of our marketing strategy.

After the first stage marketing effort has been completed and depending on the success of our initial efforts, we will then look to more standardized marketing efforts to target prospective local and regional clients, including:

Direct Mail. This form of advertising would be directed to smaller restaurant and entertainment businesses offering the Company's consulting services. The Company anticipates sending out 500 bulk mail pieces a week for a period of 52 weeks utilizing targeted restaurant mailing lists purchased from a list broker. This 12-month program is projected to cost an estimated $30,000 ($2,500 per month) in direct printing, sorting, list purchases and mailing costs.

Select Media Advertisements in Industry Publications. This type of marketing would encompass spot advertisements in industry and food magazines and newsletters. We plan on beginning this type of marketing, which is more costly than the former methods; approximately 6 to 9 months into our general marketing campaign. We anticipate running 6 advertisements bi-monthly over a period of 12 months for an aggregate cost of approximately $60,000 ($10,000 bi-monthly).

Telemarketing. We will use telemarketing resources to follow-up with our direct mailing efforts and leads generated by our media advertisements.

Upon confirming a solid lead, the lead will be passed on to one of our executive officers to try and convert it into a revenue-generating client.

We expect to commence telemarketing efforts a few weeks after our first bulk mailing. Telemarketing expenses over a 12-month period are anticipated to cost an aggregate of $24,000 (or $2,000 per month).

From these efforts, it is our goal to develop a following of satisfied clientele and grow our clientele base through "word of mouth" advertising. The Company believes this not only keeps marketing costs to a minimum, but also is far more effective in generating new revenue producing clients. We do not intend to spend more than 10% of our gross revenue on marketing, advertising and promotion.

COMPETITION

The restaurant and bar industry is intensely competitive. We compete with other restaurant consultants and in-house concept design, menu and beverage and training departments at larger chain-type restaurants. We compete against many well established competitors who have substantially greater financial resources and a longer history of operations than we do. These competitors' resources and

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market presence may provide them with advantages in marketing, purchasing and negotiating prices and contract terms. These factors may put us at a significant disadvantage when competing in some marketplaces.

Additionally, because we are a development stage business that has yet to commence operations, we face a monumental challenge entering this industry and building recognition for ourselves. We currently consider our Company ranked below everyone we will be competing with, including independent consultants. Furthermore, we do not expect this relative competitive ranking to improve until we are able to start consulting with actual revenue clients and enjoying the benefits of referrals from satisfied clients.

GOVERNMENT REGULATIONS

Our operations are subject to various general federal, state and local laws governing such matters as wages, working conditions, citizenship requirements and overtime pay that affects most U.S. businesses. Some states have set minimum wage requirements higher than the federal level. Accordingly, should we ever develop a staff of hourly workers, increases in the minimum wage will increase our labor costs.

Other governmental initiatives such as mandated health insurance, if ever implemented, could adversely affect us by significantly increasing our labor costs. We could also become subject to the Americans With Disabilities Act of 1990, which among other things could require certain renovations to our future offices and other properties, if any, to meet federally mandated requirements. Our prospective clientele are also subjected to numerous additional governmental regulations, including regulation by federal agencies to licensing and regulation by state and local health, sanitation, building zoning, safety, fire and other departments relating to the development and operation of restaurants and bars. We do not intend to offer any consulting or training services to our clients in relation to these and other governmental regulations of our clients. It is our intent to refer them to proper legal counsel on such matters and avoid any potential liabilities that may arise from these various government regulations.

LEGAL PROCEEDINGS

We are currently not a party to any legal proceedings, nor are we aware of any pending or threatened actions against us. Additionally, we will require that each of our client's indemnify us before we perform any on-site consulting services or assist with the opening of any new locations.

RISK FACTORS RELATED TO WIGWAM DEVELOPMENT, INC.

1.   NO OPERATING HISTORY TO EVALUATE

The Company was incorporated under the laws of the State of Delaware on July 20, 1998. The Company's activities to date have been to develop its business model, and to date has not generated revenue. The Company has a limited operating history and must be considered in the early development stages of embarking upon a new venture. We are among many companies that are involved in the business of providing consulting services to individuals and companies that are in the start-up phase of operations of family dining establishments. There is no assurance that the Company will be successful in the consulting dining services industry now or in the future.

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Our business must be considered in light of the risk, expense, and difficulties frequently encountered by companies in an early stage of development. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business including: under capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition, most of which are beyond our control. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the company will be operating.

2.   NEED FOR ADDITIONAL WORKING CAPITAL - CONTINUATION OF GOING CONCERN NOT
     ASSURED

As of June 30, 2003, the Company had working capital of ($1,846) and an accumulated deficit of $26,146. As the capital needs of the Company are greater than the current working capital, the Company must raise additional capital in order to implement its business plan. No assurance can be given that the Company will be able to organize debt or equity financing, or that if available, it will be available on terms and conditions satisfactory to management and might dilute current shareholders.

We anticipate minimal cash requirements until we commence a full-scale execution of our business plan. Until we raise sufficient capital from outside sources to commence full-scale operations or if no capital is available on terms and conditions satisfactory to management, we anticipate our executive officer and/or directors will cover any basic cash requirements required to keep us in compliance with all existing corporate filing requirements, including the Securities and Exchange Commission over the course of the next twelve months. However, because there are no formal agreements in place with our executive officer and/or directors, no assurances can be given that they will provide for any cash shortfalls or that any cash shortfalls can be deferred or paid for through the issuance of common stock.

If our executive officer and/or directors do not cover the cash cost of our auditing requirements, a failure to maintain current auditing of our corporate affairs would result in our failure to meet our future filing requirements with the Securities and Exchange Commission. Failure to retain our status as a reporting company could further limit our abilities to raise the necessary amount of investment capital to commence execution of our business plan.

The Company has prepared audited financial statements as of June 30, 2003, reporting that the Company is in the development stage and its ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company would be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

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3.   THE COMPANY HAS GENERATED NO INCOME FROM OPERATIONS AND EXPECT OPERATING
     LOSSES IN THE FORESEEABLE FUTURE

The Company currently has generated no income from operations and expects to incur operating losses for the foreseeable future. As of June 30, 2003, the accumulated deficit is $26,146. There can be no assurance that the Company will achieve positive cash flow operations in the future. If the Company ever has operating profits, it may not be able to sustain them. Expenses will increase as we build an infrastructure to implement our business model. In addition, we plan to significantly increase our operating expenses to include, but not limited to:

-    Raising capital;
-    Designing web site;
-    Establishing working office;
-    Commencing marketing efforts.

Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from future partnerships and/or alliances, if any. If any of these and other expenses is not accompanied by increased revenue, our operating losses will be even greater than we anticipate.

4. THE PROGRESS AND OVERALL SUCCESS OF THE COMPANY IS SUBSTANTIALLY DEPENDENT UPON MANAGEMENT WHOSE EXPERIENCE AND/OR TIME COMMITMENT IS LIMITED

The Company will be dependent upon its executive officer and directors, who do not receive monetary compensation currently or in the foreseeable future. The Company does not currently have an employment agreement or "key-man" life insurance in place with its executive officer or directors at this time. Should the Company lose its executive officer or directors, we could have great difficulty replacing them with another qualified executive officer or directors, which could limit the chances for success and have a negative effect upon the Company's business, financial condition, operating results and cash flows. The Company intends to hire additional technical, sales and other personnel as they move forward with their business model, though competition for such personnel is intense. There can be no assurance that the company can retain key employees, or to attract or retain highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical, sales and other personnel, would limit the chances for success and have a negative effect upon the Company's business, financial condition, operating results and cash flows. In addition, the concentrated ownership the officer and directors have over the company, which will not be significantly affected and may have a material adverse effect on future business progress. Further, the current officer and directors are involved with other employment other than that of the Company, which may take time from developing the business of the Company and effect the overall success.

5. OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER HAS DIVIDED RESPONSIBILITIES AND POSSIBLE CONFLICTS OF INTEREST

Our president and chief executive officer Mr. Steven Grauer is the manager of a sport-fishing lodge in British Columbia, Canada. Although Mr. Grauer is active in our management, he does not devote his full-time and resources to our business. Because Mr. Grauer has these divided responsibilities, he may not be able to devote enough time to properly execute our business plan, which could

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result in missed business opportunities and worse-than-expected operating results. Mr. Grauer will spend minimal time working for the Company. Currently, Mr. Grauer does not have an employment agreement with the Company.

Furthermore, because Mr. Grauer is a developer and operator of a fishing lodge property, he could encounter potential conflicts of interest between his divided responsibilities. Although the Company is involved in a different business, there is no agreement in place to prevent Mr. Grauer from redirecting future clients and/or business opportunities away from the Company. Additionally, we do not have a formal policy for the resolution of any such conflicts or interests should they arise.

In addition, the Company's executive officer, directors and/or controlling shareholders are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses that may in the future engage in various transactions with the Company.

6. THE COMPANY DOES NOT HAVE A RIGHT OF FIRST REFUSAL PERTAINING TO OPPORTUNITIES THAT COME TO THE ATTENTION ON MANAGEMENT

The Company does not currently have a right of first refusal pertaining to opportunities that come to Mr. Grauer's attention insofar as such opportunities may relate to the Company's business operations. However, Mr. Grauer, so long as he is an officer and/or director of the Company is subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and made available to the Company. A breach of this requirement will be a breach of his fiduciary duty as an officer and/or director of the Company.

7. THE COMPANY IS SUBJECT TO INTENSE COMPETITION AND IS AT A COMPETITIVE DISADVANTAGE

The Company expects to face strong competition from other business that provides restaurant-consulting services. The Company expects to compete on the basis of its reputation among customers as a quality provider of restaurant consulting services. However, its opportunity to attract business customers may be limited by our financial resources and other assets. Consequently, we will be at a competitive disadvantage in obtaining the employees, financing and other resources required to provide superior consulting services. The Company expects to be less able than its larger competitors to handle generally increasing costs and expenses of doing business.

8. THE COMPANY MAY ENCOUNTER UNFORESEEN COSTS IN THE RESTAURANT CONSULTING SERVICES BUSINESS

Our estimates of the cost of and time to be consumed in the provision of various consulting services customarily provided to restaurants based upon management's knowledge and limited experience in the consulting restaurant business, may not be accurate. There can be no assurance that the provision of general restaurant consulting services, including overall analysis of the customer's various needs, recommendations for and/or implementation of improvements, modifications, cost reductions and consulting and specific problem-solving, will not cost significantly more than expected or even prove to be prohibitive. Further, we

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are unable to predict the amount of time or funding that will be consumed in management's efforts to obtain the additional debt and/or equity financing required in order permitting Wigwam Development, Inc. to offer a full range of restaurant consulting services. Therefore, we may expend significant unanticipated funds or significant funds may be expended by use without the development of commercially viable services. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect us.

9.   THERE IS NO TRADING MARKET FOR OUR COMMON STOCK

On August 27, 2002, the Company obtained an unpriced quotation on the Pink Sheets L.L.C. for its common stock. There are no minimum quantitative standards that a company must meet in order to obtain an unpriced quotation on the Pink Sheets and the securities quoted on the Pink Sheets are not governed by any regulatory body. At this time, no trading market has been established for our common stock or any other securities of the Company and there can be no assurance that a trading market will develop in the future, of if developed, that it will be sustained. Furthermore, investors who desire to sell their shares of common stock in any market that develops may encounter substantial difficulty in doing so because of the fact that the price thereof may fluctuate rapidly as a result of changing economic conditions as well as conditions in the securities markets. There is no guarantee of trading volume or trading price levels sufficient for investors to sell their stock, recover their investment in our stock, or profit from the sale of their stock.

10.  OUR COMMON STOCK IS SUBJECT TO THE PENNY STOCK RULES

The Securities and Exchange Commission (SEC) has adopted a set of rules called the penny stock rules that regulate broker-dealer securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information regarding transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer to deliver to the customer a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with other information. The penny stock rules require that prior to a transaction in a penny stock, the broker-dealer must determine in writing that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may reduce the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. In the event a market ever develops for our common stock, investors in our common stock may find it more difficult to sell their common stock.

11.  WE ARE LARGELY CONTROLLED BY MANAGEMENT

Mr. Steven Grauer, our officer/director, currently owns or controls 81.1% of our outstanding common stock and thereby continues to be able to exercise voting control over the Company for the foreseeable future and will be able to elect the entire Board of Directors. Mr. Grauer's control could prevent, or make more difficult, on-going business. In addition, the concentrated ownership by Mr. Grauer may have a material adverse effect on future business progress, as Mr. Grauer is involved with other employment other than that of the company, which may take time from developing the business of the Company and affect the overall success.

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12.  NO DIVIDENDS HAVE BEEN PAID

The Company has never paid dividends and does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our board of director's discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents we may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

13.  INDEPENDENT AUDITOR'S "GOING CONCERN" OPINION

The auditor's opinion to our financial statements indicates that it was prepared on the assumption that we continue as a going concern. Nevertheless, our independent auditor believes it is "unlikely" that we can continue as a going concern. See "Independent Auditors' Report" on page 8. The auditor notes that we remain a development stage company and that we are dependent upon the Company's ability to meet its future financing requirements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Item 1. Description of Business - Risk Factors" found elsewhere in this registration statement.

Wigwam Development, Inc. is a development stage company involved in the business of providing consulting and supporting services to individuals and companies that are in the start-up phase of operations of restaurant establishments.

ANALYSIS OF FINANCIAL CONDITION

The Company has not yet generated positive cash flow from operating activities.

The Company did not generate positive cash flow from operations for the period ending June 30, 2003 or for the year ending June 30, 2002. From July 20, 1998 through June 30, 2003 the Company had a net loss of ($26,146). The losses were a result of organization and other start-up related costs. As of June 30, 2003, the Company had $454 in cash. (See "Financial Statements" within this registration statement).

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PLAN OF OPERATION

To date, the Company has sold $24,300 in equity securities. Our current cash balance is $454. We do not believe the Company's current cash balance is sufficient to fund the current minimal level of operations through the next 12 months. In order to advance the Company's business plan we must raise $300,000 capital through the sale of equity securities or debt financing. If the Company is unable to raise additional funds in the equity/debt securities market, we will be forced to rely on existing cash in the bank and funds loaned by an officer and/or directors. We anticipate our executive officer and/or directors will cover any basic cash requirements required to keep us in compliance with all existing corporate filing requirements, including the Securities and Exchange Commission over the course of the next twelve months.

The auditor's opinion to our financial statements indicates that it was prepared on the assumption that we continue as a going concern. Nevertheless, our independent auditor believes it is "unlikely" that we can continue as a going concern. See "Independent Auditors' Report" on page 8. The auditor notes that we remain a development stage company and that we are dependent upon the Company's ability to meet its future financing requirements.

Over the next 12-months, the Company intends to spend our time and resources on the following activities:

- Complete SEC Registration Process. The Company hopes to have our Form 10-SB completed during the third quarter 2003. All of our efforts and resources will be focused on this effort until it has been successfully completed.

- Raise Capital. Beginning in fourth quarter 2003, after we have successfully completed our SEC registration process, we intend to revisit various funding scenarios with established broker-dealer firms. It is our hope to be able to find a broker-dealer willing to assist us in locating adequate funding. In the event we are not able to find a broker-dealer willing to assist us, our contingency plan calls for our officer and directors to prepare a private placement memorandum and raise capital of $300,000 through the sale of common stock in a private placement by selling 300,000 shares at $1.00 per share during the remainder of 2003. If the Company is successful at raising these funds we intend to spend the funds as follows:

     Legal and Accounting Fees                                     $ 20,000
     Office lease and furniture/equipment                          $ 45,000
     Marketing and Advertising                                     $ 84,000
     Direct Mail Advertising                                       $ 30,000
     Set-up and maintenance of Web-site                            $ 15,000
     Salaries                                                      $ 50,000
     Working Capital Reserve                                       $ 66,000
                                                                   --------
       Total                                                       $300,000
                                                                   ========

- Establish Working Office. Once we have raised capital of $300,000, we will open an actual office capable of hosting our prospective clients. This should take approximately one month to establish and get prepared for hosting prospective clients. The Company anticipates that it will need $25,000 to rent office space and $20,000 for purchase of computers and fixed assets. Also at this stage we intend to create all of our necessary support materials and documentation to properly conduct our business activities regarding marketing and advertising. During the interim, the Company plans to begin its design phase of producing a web site that will describe all consulting services and information about the Company.

- Commence Marketing Efforts. Although marketing efforts will be an ongoing and never ending process, the Company intends to begin with its initial marketing efforts only after we have successfully completed our SEC registration, raised the required capital and opened a working office. The Company intends to expend $10,000 on its initial marketing to personal/renewal contacts, $30,000 for direct mail advertising, $60,000 on select media advertisements in industry publications and $14,000 for telemarketing to follow up direct mail and media advertisements. We hope to secure our first clients within the first two months of commencing our marketing efforts or by the conclusion of second quarter ending December 31, 2003.

At this time, the Company has not completed the SEC registration process, raised capital, established a working office or commenced marketing efforts. None of these activities are revenue generating. Due to limited resources and lack of operational performance, there is not a guarantee that the Company will succeed in executing its business plan or its projected activities over the next 12 months. Because we have no operating history, it is difficult to evaluate our business and future prospects. Our revenue and income potential is unproven and our business model may not work.

Management is currently evaluating the feasibility of conducting a limited offering or private placement of our securities. Such offerings would probably require us to register securities for sale with the Securities and Exchange Commission. The cost of undergoing such a registration might be prohibitive and could prevent us from obtaining the investment capital we need to commence execution of our business plan.

The Company may not have sufficient cash, assets or revenues to cover our operating costs and allow us to continue as a going concern. If the Company is unable to raise additional funds in the equity/debt securities market, we will be forced to rely on existing cash in the bank and funds loaned by the officer and/or directors. In such a restricted cash flow scenario, we would be unable to complete our business plan steps and would, instead remain as a development stage company until such time as necessary funding could be raised in the equity/debt securities market.

CASH REQUIREMENTS AND NEED FOR ADDITIONAL CAPITAL

Until we raise sufficient capital from outside sources to commence full-scale operations we anticipate our executive officer and/or directors will cover any basic cash requirements required to keep us in compliance with all existing corporate filing requirements, including the Securities and Exchange Commission over the course of the next twelve months. However, because there are no formal agreements in place with our executive officer and/or directors, no assurances can be given that they will provide for any cash shortfalls or that any cash shortfalls can be deferred or paid for through the issuance of common stock.

In our efforts to become a fully reporting company with the Securities and Exchange Commission (SEC) we have incurred expenses of $4,500 associated with the filing of this Registration Statement on Form 10SB. This expense consisted of professional services associated with our independent auditing firm. We have not incurred, nor do we anticipate any additional expenses associated with our efforts to become fully reporting except auditing expenses for future filing requirements with the Securities and Exchange Commission. These expenses are estimated to be no more than $6,000 over the course of the next twelve months.

We will only be able to continue to advance our business plan after we receive capital funding. If the company is not able to raise the full amount, actual funds raised will be used proportionately in the itemized categories to begin minimal operations. Even if 100% funding is realized, no guarantees can be made the Company will ever generate revenues or become profitable.

If our executive officer and/or directors do not cover the cash cost of our auditing requirements, a failure to maintain current auditing of our corporate affairs would result in our failure to meet our future filing requirements with the Securities and Exchange Commission. Failure to retain our status as a reporting company could further limit our abilities to raise the necessary amount of investment capital to commence execution of our business plan.

The Company may experience significant volatility in its quarterly and annual results. If and when the Company begins operations with cash flow, there can be no assurance that the Company will ever report a net income in any period, and the Company expects that it will report operating losses for the foreseeable future.

Excluding the Company's executive officer, the Company has no employees. While the Company plans to hire additional employees and train them, it may be unable to find and hire additional qualified management and professional personnel to help lead the Company. The addition of employees will depend on the ability of the Company to raise additional capital, which cannot be assured.

The Company's executive officer and directors make up its entire management team. These individuals are employed at other companies and plan to initially devote minimal time to promoting the Company's strategic business plan. If other obligations take priority for the Company's officers/directors, it will have a material adverse impact on the progress of the company. In addition, excluding the shares that were issued to the officer/director at $1,000, there has been, and are no plans for compensation to be paid to the officer/directors until sufficient revenue flow can be generated, of which there is no guarantee. Since the officers/directors are being compensated by their employment elsewhere, they may be less motivated to spend adequate time devoted to company activities. Should our executive officer and members of our Board of Directors fail to raise the necessary capital to execute our business plan, there will be inadequate resources to hire new personnel capable of possibly raising much needed funds and/or executing our business plan. We believe that the current efforts from our existing executive officer supported by our Board of Directors, will prove satisfactory in enabling us to raise the necessary capital to properly execute our business plan.

Management does not anticipate any product research and development, or the purchase or sale of any significant equipment.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The majority of management's efforts to date have centered on developing our business plan, listing the Company on the Pink Sheets L.L.C. and preparing to become a fully registered and compliant company with the Securities and Exchange Commission (SEC). None of these activities are revenue generating. We believe that by becoming registered with the SEC it will simplify our task of raising capital from outside investors. Presently we anticipate we will need to raise a minimum of $300,000 from outside investors to properly execute our business plan.

We have not conducted any talks - preliminary or otherwise - with any prospective investors, broker/dealers, banks or other sources of funds. Nor do we have any specific plans on how we will raise this necessary capital. However, such methods may include public or private sales of our equity, borrowings from institutions or individuals, venture capital, investments from possible angel investors, and other methods and/or sources that may become available to us.

Until we can successfully raise sufficient capital we will remain dependent on our executive officer and/or directors to support out business operations and provide us with adequate capital for our ongoing capital needs. None of our officers or directors has entered into any agreements requiring them to provide for our capital needs. We can give no assurances that will provide for our capital needs or that we will be able to raise sufficient capital to execute our business plan.

Furthermore our ability to raise capital by selling securities, equity and/or debt, and hence our liquidity, could be materially adversely affected by the general unease in the equities market, the limited availability of venture capital financing sources, and current worldwide general economic woes.

If the Company raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its shareholders would be reduced, and such securities might have rights, preferences or privileges senior to its common stock. Additional financing may not be available upon acceptable terms or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its expansion, take advantage of business opportunities, develop, or enhance its business plan or otherwise respond to competitive pressures would be significantly limited, and it may significantly restrict the Company's operations. If we fail to raise the necessary capital to commence full-scale operations, we may be forced into involuntary insolvency. Management intends to prevent accruing unnecessary expenses until sufficient funding has been procured to prevent such a situation from ever developing.

ITEM 3. DESCRIPTION OF PROPERTY

The Company owns no real property. The Company is provided sufficient space by its executive officer/director to do its present business of the Company. Going forward, the Company plans to use the offices of the officer/director, at no cost to the Company. Both parties have agreed to continue this arrangement until the Company raises sufficient capital to rent office space.

INTELLECTUAL PROPERTY

The Company does not own any trademarks or servicemarks.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 31, 2003, concerning beneficial ownership of the Company's Common Stock by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the company to own beneficially more than five percent (5%) of the Common Stock (1):

Title        Name & Address                         Amount of           Percent
 Of          of Beneficial                           Shares               of
Class       Owner of Shares       Position        Held by Owner          Class
-----       ---------------       --------        -------------          -----
Common   Steven Grauer (2)       President/         1,000,000            81.1%
                                 Director

Common   Directors and Officers as a Group          1,000,000            81.1%

----------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Under SEC rules, a person is deemed to be the beneficial owner of securities which may be acquired by such person upon the exercise of options and warrants or the conversion of convertible securities within 60 days from the date on which beneficial ownership is to be determined. Each beneficial owner's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the number of outstanding shares, increased to reflect the beneficially-owned shares underlying options, warrants or other convertible securities included in that person's holdings, but not those underlying shares held by any other person. As of June 30, 2003, we had 1,233,000 shares issued and outstanding.

(2) Steven Grauer's address is 1438 Black Brant Place, Parksville, British Columbia, Canada. Mr. Grauer is the direct owner as described above. Unless otherwise indicated, the named party is believed to be the sole investor and have voting control of the shares set forth in the above table. Based on 1,233,000 outstanding common shares as of June 30, 2003. As of June 30, 2003, there were 53 stockholders of record.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The Company's executive officers and directors are as follows:

     Name               Age                            Title
     ----               ---                            -----
Steven Grauer           55            President, Secretary, Treasurer, Director
Donald Scribner         53            Director

The Company's directors are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified, or until his prior resignation or removal. Our executive officer is elected by the Board of Directors and will hold office until resignation or removal by the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person. There are no family relationships between the directors of the Company.

The Company's executive officer and directors will devote their time to the business on an "as-needed" basis, which is expected to require minimal time.

BUSINESS EXPERIENCE AND EDUCATION

Steven Grauer

Since 1993, Mr. Grauer developed and operated neighborhood "pubs" in southern British Columbia as well as consulting with entrepreneurs wanting to establish pubs of their own. In addition, since 1993 through the present, Mr. Grauer operates a sport-fishing lodge on the British Columbia coast.

Donald Scribner

Mr. Scribner, over a ten-year period, has operated dining and entertainment establishments in California that supply food, beverages and live music for family activities including billiards and bowling, and has operated a successful dinner theatre in Minnesota. During the past 2 years, Mr. Scribner has operated a catering business for film locations and has worked as an actor in feature films.

CONFLICTS OF INTEREST

Insofar as the executive officer and/or directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The executive officer and/or directors of Wigwam Development, Inc. may in the future become shareholders, officers or directors of other companies, which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Wigwam Development, Inc. does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's business operations.

The executive officer and directors are, so long as they are officer and/or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and made available to Wigwam Development, Inc. and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer and/or directors.

ITEM 6. EXECUTIVE COMPENSATION

None of the Company's executive officer and/or directors receives any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated sufficient revenues from its operations.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSATIONS.

None

ITEM 8. DESCRIPTION OF SECURIITES

Common Stock

The Company's Articles of Incorporation authorized the issuance of 80,000,000 shares of Common Stock, par value $0.0001, of which 1,233,000 are issued and outstanding as of March 31, 2003. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefore. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock.

Preferred Stock

The Company has 20,000,000 shares of Preferred Stock, par value $0.0001, authorized with zero shares outstanding.

Options and Warrants

The Company has no options and warrants issued as of March 31, 2003.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Price

On August 27, 2002, the NASD cleared the company's request for an unpriced quotation on the Pink Sheets L.L.C. for the Company's common stock. However, at this time, no public market exists for our common stock or any other securities of the company and there can be no assurance that a trading market will develop in the future, or if developed, that it will be sustained.

The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

For the initial listing in the NASDAQ Small Cap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

For continued listing in the NASDAQ Small Cap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more. The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the company's securities traded on the OTC Bulletin Board (OTCBB). The Company will not satisfy the requirements either for being quoted on the National Association of Securities Dealers' Automated Quotations System (NASDAQ) or for listing on any national securities exchange. Accordingly, until it qualifies for NASDAQ or listing on an exchange, any trading market that may develop for the common stock is not expected to qualify as an "established trading market" as that term is defined in Securities and Exchange Commission regulations, and is expected to be substantially illiquid.

(b) Holders

There are 53 holders of the Company's Common Stock.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a part to, and none of the company's property are subject to, any material pending or threatened legal proceeding.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On July 20, 1998, the Company was incorporated under the laws of the State of Delaware.

The date, title and amount of unregistered securities sold/issued by Wigwam Development, Inc. are as follows:

On July 20, 1998, the Company issued 1,000,000 shares to a current officer and director of the Company in consideration of $1,000 or $0.001 per share. These shares of common stock of the Company were issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. We relied upon Section 4(2) of the Securities act of 1933, as amended. This did not constitute a public offering.

     Name                                         Number of Shares
     ----                                         ----------------
Steven Grauer                                         1,000,000

On or about March through April 5, 1999, the Company issued 29,000 common shares to 23 shareholders in consideration of $2,900 or $0.10 per share. These shares of common stock were sold without registration under the Securities Act of 1933, as amended (the "Act") in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D, Rule 504 promulgated thereunder.

     Name                                         Number of Shares
     ----                                         ----------------
Laila Bell-Irving                                       4,000
T. Jan Bell-Irving                                      1,000
Martin Blum                                             1,000
Marilyn Buchan                                          1,000
Mavis Burrows                                           1,000
Donald W. Burrows                                       1,000
Jason Burrows                                           1,000
Chris Dahl                                              1,000
Lally Grauer                                            1,000
John Christopher Grauer                                 1,000
Sherry Grauer                                           1,000
Nicollas Grauer                                         1,000
Gabrielle Grauer                                        1,000
Don Jenkins                                             1,000
Francis J. Lacouvee                                     1,000
Ross Anne Low                                           1,000
Scott T. Low                                            1,000
Christine Luster                                        1,000
Brenda Nicolls                                          1,000
James Eckford Terry                                     1,000
Reg Tupper                                              1,000
John R. Welson                                          1,000
Suzanne Woodward                                        1,000

On or about October 1999 through January 2000, the Company issued 204,000 common shares to 29 shareholders in consideration of $20,400 or $0.10 per share. (SEC #
31) These shares of common stock were sold without registration in reliance upon an exemption from registration contained in Regulation S, category 3 of Rule 903 of the Securities Act of 1933, as amended.

     Name                                         Number of Shares
     ----                                         ----------------
Allen Achilles                                          1,000
Brian R. Card                                           1,000
Robert L. Card                                          1,000
Kathleen M. Card                                        1,000
Andrew Coldicutt                                        1,000
Patti Coldicutt                                         2,000
Maureen Elliott                                         1,000
Winifred C. Hayes                                       1,000
Jan Klose                                               1,000
Joanne Kotsiris                                         1,000
U.K. Menon                                             50,000
Online Technologies Ltd.                               25,000
J. Michael Page                                        10,000
Jill Pollack                                            1,000
Ben Scott                                               1,000
Shangri-La Investments Ltd.                            50,000
Sandra Sherman                                          1,000
Kirk Sherman                                            1,000
David Skerik                                            1,000
Chris Skerik                                            1,000
Michael Sklavenitis                                     1,000
Terry Sklavenitis                                       1,000
Steven Sobolewski                                       1,000
Stannell Petroleum Ltd.                                 4,000
Swanson Investments Ltd.                               39,000
Lana Bea Turner                                         1,000
Patricia Vail                                           1,000
Catherine Vail                                          1,000
Robert Woods                                            1,000

Under the Securities Act of 1933, all sales of an issuer's securities or by a shareholder, must be made either (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Non-affiliates reselling restricted securities, as well as affiliates selling restricted or non-restricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

(1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

(2) When restricted securities are sold, generally there must be a one-year holding period.

(3) When either restricted or non-restricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for re-sales by non-affiliates.

(4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

(5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

(6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

Regulation S under the 1933 Securities Act sets forth conditions under which offers and sales of securities may be made outside the United States without compliance with the registration requirements of Section 5 of the 1933 Securities Act. Regulation S states that the registration requirements of the 1933 Act apply only to offers and sales of securities made in the United States. Generally Regulation S exempts a transaction from registration if the securities are sold to non-US persons, or what is commonly known as an offshore transaction, and there are no directed selling efforts in the United States by the seller or affiliate acting on the seller's behalf. The securities sold under Regulation S may be resold in accordance with Regulation S, the registration requirements of the Securities Act or in reliance on an exemption from registration under the Securities Act.

Regulation D, Rule 504 under the 1933 Securities Act sets forth conditions under which offers and sales of securities may be made.

UNDERWRITERS AND OTHER PURCHASERS

There were no underwriters in connection with the sale and issuance of any securities.

CONSIDERATION

Each of the shares of stock was originally sold for cash. With the exception of the officer/director who paid $1,000 (or $0.001 per share) for 1,000,000 shares, the remaining shareholders paid $23,300 (or $0.10 per share) for the 233,000 common shares. Total common shares sold and issued were 1,233,000 and the aggregate consideration received by the Company was $24,300.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Delaware Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

The audited financial statements of Wigwam Development, Inc. for the year ended June 30, 2003 and related notes which are included in this statement have been examined by Armando C. Ibarra, CPA-APC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

ITEM 1. EXHIBITS

Exhibit 3(i)         Articles of Incorporation          Previously Included
Exhibit 3(ii)        Bylaws                             Previously Included
Exhibit 11           Statement re: computation of
                     per share earnings                 See Financial Statements

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

WIGWAM DEVELOPMENT, INC.


/s/ Steven Grauer                                             Dated: 10/17/03
-------------------------------                                      --------
Steven Grauer - President,
Secretary, Treasurer & Director

                                ARMANDO C. IBARRA
                          Certified Public Accountants
                           A Professional Corporation

Armando C. Ibarra, C.P.A.                Members of the California
                                         Society of Certified Public Accountants
Armando Ibarra, Jr., C.P.A., JD          Members of the American Institute
                                         of Certified Public Accountants
                                Members of the Better Business Bureau since 1997

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Wigwam Development, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of Wigwam Development, Inc. (A Development Stage Company) as of June 30, 2003 and 2002 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from July 20, 1998 (inception) through June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wigwam Development, Inc. as of June 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has had significant losses since inception and liabilities are significantly higher than assets. Those conditions raise substantial doubt as to its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


s/ Armando C. Ibarra, CPA-APC
----------------------------
Armando C. Ibarra, CPA-APC

August 1, 2003
Chula Vista, California

                      371 'E' Street, Chula Vista, CA 91910
                     Tel: (619) 422-1348 Fax: (619) 422-1465

                            WIGWAM DEVELOPMENT, INC.
                          (A Development Stage Company)
                                 Balance Sheets
--------------------------------------------------------------------------------

                                                                       As of            As of
                                                                      June 30,         June 30,
                                                                        2003             2002
                                                                      --------         --------
                                     ASSETS

CURRENT ASSETS
  Cash                                                                $    454         $  7,026
                                                                      --------         --------

TOTAL CURRENT ASSETS                                                       454            7,026
                                                                      --------         --------

      TOTAL ASSETS                                                    $    454         $  7,026
                                                                      ========         ========

                  LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
  Accounts payable                                                    $  2,300         $    110
                                                                      --------         --------

TOTAL CURRENT LIABILITIES                                                2,300              110
                                                                      --------         --------
      TOTAL LIABILITIES                                                  2,300              110

STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred stock, ($.0001 par value, 20,000,000
    shares authorized; none issued and outstanding)                         --               --
  Common stock ($.0001 par value, 80,000,000 shares
    authorized; 1,233,000  issued and  outstanding as of
    June 30, 2003 and 2002, respectively)                                  125              125
  Paid in-capital                                                       24,175           24,175
  Deficit accumulated during development stage                         (26,146)         (17,384)
                                                                      --------         --------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                    (1,846)           6,916
                                                                      --------         --------

      TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)              $    454         $  7,026
                                                                      ========         ========

                       See Notes to Financial Statements

                            WIGWAM DEVELOPMENT, INC.
                          (A Development Stage Company)
                            Statements of Operations
--------------------------------------------------------------------------------

                                                                                      July 20, 1998
                                                                                       (inception)
                                                Year Ended          Year Ended           through
                                                 June 30,            June 30,           June 30,
                                                   2003                2002               2003
                                               -----------         -----------         -----------
REVENUES
  Revenues                                     $        --         $        --         $        --
                                               -----------         -----------         -----------

TOTAL REVENUES                                          --                  --                  --

GENERAL & ADMINISTRATIVE EXPENSES                    8,762               1,517              26,146
                                               -----------         -----------         -----------

TOTAL GENERAL & ADMINISTRATIVE EXPENSES              8,762               1,517              26,146
                                               -----------         -----------         -----------

NET LOSS                                       $    (8,762)        $    (1,517)        $   (26,146)
                                               ===========         ===========         ===========

BASIC LOSS PER SHARE                           $     (0.01)              (0.00)
                                               ===========         ===========
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                       1,233,000           1,233,000
                                               ===========         ===========

                       See Notes to Financial Statements

                            WIGWAM DEVELOPMENT, INC.
                          (A Development Stage Company)
                  Statement of Changes in Stockholders' Equity
              From July 20, 1998 (inception) through June 30, 2003
--------------------------------------------------------------------------------

                                                                                     Deficit
                                                                                    Accumulated
                                                         Common       Additional      During
                                          Common         Stock         Paid-in      Development
                                          Stock          Amount        Capital         Stage        Total
                                          -----          ------        -------         -----        -----
Stock issued for cash on April 6,
1999 @ $0.10 per share                     14,000       $      1       $ 1,399      $     --       $  1,400

Stock issued for cash on April 13,
1999 @ $0.10 per share                      1,000             --           100            --            100

Stock issued for cash on April 14,
1999 @ $0.10 per share                      7,000              1           699            --            700

Stock issued for cash on April 15,
1999 @ $0.10 per share                      8,000              1           799            --            800

Stock issued for cash on April 23,
1999 @ $0.001 per share                 1,000,000            100           900            --          1,000

Net loss, July 20, 1998 (inception)
through June 30, 1999                                                                    (76)           (76)
                                       ----------       --------       -------      --------       --------
BALANCE, JUNE 30, 1999                  1,030,000            103         3,897           (76)         3,924
                                       ==========       ========       =======      ========       ========
Stock issued for cash on October 14,
1999 @ $0.10 per share                     11,000              1         1,099            --          1,100

Stock issued for cash on October 15,
1999 @ $0.10 per share                      6,000              1           599            --            600

Stock issued for cash on January 18,
2000 @ $0.10 per share                      5,000              1           499            --            500

Stock issued for cash on January 26,
2000 @ $0.10 per share                      6,000              1           599            --            600

Stock issued for cash on January 28,
2000 @ $0.10 per share                     10,000              1           999            --          1,000

Stock issued for cash on February 15,
2000 @ $0.10 per share                      1,000             --           100            --            100

Stock issued for cash on February 18,
2000 @ $0.10 per share                     39,000              4         3,896            --          3,900

Stock issued for cash on March 31,
2000 @ $0.10 per share                     25,000              3         2,497            --          2,500

Stock issued for cash on May 22,
2000 @ $0.10 per share                    100,000             10         9,990            --         10,000

Net loss, June 30, 2000                                                               (5,168)        (5,168)
                                       ----------       --------       -------      --------       --------
BALANCE, JUNE 30, 2000                  1,233,000            125        24,175        (5,244)        19,056
                                       ==========       ========       =======      ========       ========
Net loss, June 30, 2001                                                              (10,623)       (10,623)
                                       ----------       --------       -------      --------       --------
BALANCE, JUNE 30, 2001                  1,233,000            125        24,175       (15,867)         8,433
                                       ==========       ========       =======      ========       ========
Net loss, June 30, 2002                                                               (1,517)        (1,517)
                                       ----------       --------       -------      --------       --------
BALANCE, JUNE 30, 2002                  1,233,000            125        24,175       (17,384)         6,916
                                       ==========       ========       =======      ========       ========
Net loss, June 30, 2003                                                               (8,762)        (8,762)
                                       ----------       --------       -------      --------       --------
BALANCE, JUNE 30, 2003                  1,233,000       $    125       $24,175      $(26,146)      $ (1,846)
                                       ==========       ========       =======      ========       ========

                       See Notes to Financial Statements

                            WIGWAM DEVELOPMENT, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                      July 20, 1998
                                                                                       (inception)
                                                Year Ended          Year Ended           through
                                                 June 30,            June 30,           June 30,
                                                   2003                2002               2003
                                               -----------         -----------         -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                              $ (8,762)          $ (1,517)           $(26,146)
  Increase (decrease) in accounts payable           2,190                110               2,300
                                                 --------           --------            --------
     NET CASH PROVIDED BY (USED IN)
      OPERATING ACTIVITIES                         (6,572)            (1,407)            (23,846)

CASH FLOWS FROM INVESTING ACTIVITIES

     NET CASH PROVIDED BY (USED IN)
      INVESTING ACTIVITIES                             --                 --                  --

CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock                                         --               (100)                125
  Additional paid-in capital                           --               (900)             24,175
                                                 --------           --------            --------
     NET CASH PROVIDED BY (USED IN)
      FINANCING ACTIVITIES                             --             (1,000)             24,300
                                                 --------           --------            --------

NET INCREASE (DECREASE) IN CASH                    (6,572)            (2,407)                454

CASH AT BEGINNING OF YEAR                           7,026              9,433                  --
                                                 --------           --------            --------

CASH AT END OF YEAR                              $    454           $  7,026            $    454
                                                 ========           ========            ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
  Interest paid                                  $     --           $     --            $     --
                                                 ========           ========            ========
  Income taxes paid                              $     --           $     --            $     --
                                                 ========           ========            ========

                       See Notes to Financial Statements

                            WIGWAM, DEVELOPMENT, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                               As of June 30, 2003


NOTE 1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated on July 20, 1998, under the laws of the State of Delaware, as Wigwam Development, Inc. The Company is in the business of providing online consulting services to individuals and businesses wishing to establish start-up operations of family dining establishments. Company has no operations and in accordance with SFAS # 7, the Company is considered a development stage company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF ACCOUNTING

The financial statements have been prepared using the accrual basis of accounting. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred. The Company has adopted a June 30, year-end.

B. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. CASH EQUIVALENTS

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

E. INCOME TAXES

Income taxes are provided in accordance with Statement of Financial accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                            WIGWAM, DEVELOPMENT, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                               As of June 30, 2003

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F. BASIC EARNINGS PER SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings
(loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective July 20, 1998 (inception).

Basic net loss per share amounts is computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

G. REVENUE RECOGNITION

The Companies initial source of revenue is expected to be derived form various consulting services. Such as: Concept Development and Design; Menu and Product Development; Alcohol Beverage Licensing; and Manager and Employee Training Services. Wigwam Development, Inc. plans on recognizing revenue when services on contracts are provided.

NOTE 3. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

NOTE 4. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of $8,762 for the year ended June 30, 2003, and net losses during the period from inception (July 20, 1998, 1999) to June 30, 2003 of $26,146. The Company's current liabilities exceed its current assets by about $1,846 as of June 30, 2003. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 5. MARKETING STRATEGY

The Company plans to market its consulting services via an on-line web site. At the current time, the Company has not developed it's web-site, but has started the design phase of producing a site that will describe all consulting services and information about the Company. The Company anticipates spending approximately 4 months and $12,000 on this phase of their marketing strategy. The cost of developing the Companies web site will be expensed when incurred

                            WIGWAM, DEVELOPMENT, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                               As of June 30, 2003

NOTE 6. INCOME TAXES

                                                                   As of
                                                               June 30, 2003
                                                               -------------
     Deferred tax assets:
     Net operating tax carryforwards                               $ 3,922
     Other                                                               0
                                                                   -------
     Gross deferred tax assets                                       3,922
     Valuation allowance                                            (3,922)
                                                                   -------

     Net deferred tax assets                                       $     0
                                                                   =======

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

NOTE 7. SCHEDULE OF NET OPERATING LOSSES

          1998 Net Operating Loss                                  $    (76)
          1999 Net Operating Loss                                    (5,168)
          2000 Net Operating Loss                                   (10,623)
          2001 Net Operating Loss                                    (1,517)
          2002 Net Operating Loss                                    (8,762)
                                                                   --------
          Net Operating Loss                                       $(26,146)
                                                                   ========

As of June 30, 2003, the Company has a net operating loss carryforward of approximately $26,146, which will expire 20 years from the date the loss was incurred.

NOTE 8. RELATED PARTY TRANSACTION

The Company's neither owns nor leases any real or personal property. A director without charge provides office services. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.